Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-229244

Supplementing the Preliminary

Prospectus Supplement dated January 14, 2019

and the Prospectus dated January 14, 2019

ENERGIZER HOLDINGS, INC. ANNOUNCES OFFERINGS OF COMMON STOCK

AND MANDATORY CONVERTIBLE PREFERRED STOCK

St. Louis, Missouri, January 14, 2019 — Energizer Holdings, Inc., (NYSE: ENR) (the “Company”), today announced that the Company has commenced concurrent offerings of $187.5 million of shares of common stock (the “Common Stock Offering”) and $187.5 million of shares of Series A Mandatory Convertible Preferred Stock (the “Mandatory Preferred Offering”, and together with the Common Stock Offering, the “Offerings”). The Company is conducting the Offerings pursuant to an effective registration statement under the Securities Act of 1933. The Company expects to grant the respective underwriters a 30-day option to purchase up to an additional $28.125 million of shares of its common stock, and up to an additional $28.125 million of shares of its mandatory convertible preferred stock.

The Company intends to use a portion of the net proceeds from the Offerings to pay the cost of the capped call transactions described below. The Company intends to use the remainder of the net proceeds from the Offerings to fund the acquisition of the global auto care business of Spectrum Brands Holdings, Inc. (“Spectrum”) pursuant to the terms and conditions of the Acquisition Agreement, dated as of November 15, 2018, by and between the Company and Spectrum (the “Auto Care Acquisition”) and pay related fees and expenses. The Offerings are not contingent upon each other, nor are they contingent upon the closing of the Auto Care Acquisition. If for any reason the proposed Auto Care Acquisition has not closed or if certain acquisition termination events occur, the Company expects to use the net proceeds from the Offerings for general corporate purposes, which may include, in the Company’s sole discretion, exercising the option to redeem mandatory convertible preferred stock for cash, debt repayment, capital expenditures, investments and repurchases of the Company’s common stock at the discretion of its board of directors.

J.P. Morgan, Barclays and Citigroup are acting as lead book-runners, and BofA Merrill Lynch, Evercore ISI, and MUFG are acting as joint book-running managers for the Offerings.

Unless earlier converted, each share of mandatory convertible preferred stock will automatically convert into a variable number of shares of the Company’s common stock on or around January 15, 2022. The conversion terms, dividend rate and the other terms of the mandatory convertible preferred stock will be determined at the time of pricing of the Mandatory Preferred Offering.

In connection with the Mandatory Preferred Offering, the Company expects to enter into one or more capped call transactions with one or more of the underwriters or their affiliates (the “Option Counterparties”). The capped call transactions are expected generally to reduce or offset the potential dilution upon conversion of the mandatory convertible preferred stock, with such reduction subject to a cap. If the underwriters exercise their option to purchase additional shares of mandatory convertible preferred stock, the Company expects to enter into additional capped call transactions with the Option Counterparties.

The Company expects that, in connection with establishing their initial hedge of the capped call transactions, the Option Counterparties or their affiliates may enter into various derivative transactions with respect to the Company’s common stock concurrently with, or shortly after, the pricing of the Mandatory Preferred Offering. These activities could increase (or reduce the size of any decrease in) the market price of the Company’s common stock at that time.

In addition, the Company expects that the Option Counterparties or their affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the Company’s common stock and/or by purchasing or selling the Company’s common stock or other securities of the Company in secondary market transactions following the pricing of the Mandatory Preferred Offering and prior to the mandatory conversion date of the mandatory convertible preferred stock (and are likely to do so during the final averaging period relating to the mandatory conversion of the mandatory convertible preferred stock). This activity could also cause or avoid an increase or a decrease in the market price of the Company’s common stock, which could affect the value of the shares of the Company’s common stock that will be received upon conversion of the mandatory convertible preferred stock and, to the extent the activity occurs during the final averaging period relating to the mandatory conversion of the mandatory convertible preferred stock, it could also affect the number of shares of the Company’s common stock that will be received upon conversion.

The Company has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for each of the offerings for which this press release relates. Before you invest, you should read the prospectus supplement and accompanying prospectus, the registration statement and the other documents that the Company has filed with the Securities and Exchange Commission for more complete information about the Company and the Offerings. Investors may obtain these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus relating to the either the Common Stock Offering or the Mandatory Preferred Offering can be obtained by contacting: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or via telephone: 1-866-803-9204; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or via email: Barclaysprospectus@broadridge.com, or via telephone: 1-888-603-5847; or Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or via telephone: 1-800-831-9146.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement on Forward-Looking Language

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact should be considered to be forward-looking statements, including statements regarding our ability to complete the Offerings, the anticipated use of proceeds from the Offerings, our intention to enter into capped call transactions, and the expected impact of the capped calls and the expected actions of the Option Counterparties. The Offerings are subject to market and other conditions and there can be no assurance as to whether or when the Offerings will be completed. Any such forward-looking statements are made based on information currently known and are subject to various risks and uncertainties, including those contained in the Company’s filings with the Securities and Exchange Commission, including each prospectus and prospectus supplement for the respective Offerings and its annual report on Form 10-K for the year ended September 30, 2018. The Company does not assume any obligation to update or revise any forward-looking statements to reflect new events or circumstances.

About Energizer Holdings, Inc.

Energizer Holdings, Inc. (NYSE: ENR), headquartered in St. Louis, MO, is one of the world’s largest manufacturers of primary batteries and portable lighting products and is anchored by its globally recognized brands Energizer®, Eveready®, Rayovac® and Varta®. Energizer is also a leading designer and marketer of automotive fragrance and appearance products from recognized brands such as Refresh Your Car!®, California Scents®, Driven®, Bahama & Co.®, LEXOL®, Eagle One®, Nu Finish® and Scratch Doctor®. As a global branded distributor of consumer products, our mission is to lead the charge to deliver value to our customers and consumers better than anyone else.